

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

Via E-mail
Chris Trina
Chief Executive Officer
Transfer Technology International Corp.
2240 Twelve Oaks Way, Suite 101-1
Wesley Chapel, Florida 33544

> Re: **Transfer Technology International Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the Fiscal Year Period Ended March 31, 2011**
> **Filed June 21, 2011**
> **Form 10-Q/A for the Fiscal Period Ended June 30, 2011**
> **Filed September 21, 2011**
> **File No. 0-27131**

Dear Mr. Trina:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1. Please provide the disclosure required by Items 406 and 407(d)(5) of Regulation S-K.

<u>Item 1. Business, page 3</u>

2. Please expand your business discussion to more fully describe the current status of your business operations. For example, please discuss the current status of the EPA approval process of Canker Kill and the anticipated timeframe for EPA approval of Canker Kill, the current status of your commercialization and/or use of Flash Off, the method by which you plan to contact and negotiate with government agencies, academic institutions and private developers, the current status of the development and business operations of Organic Products International, the terms of your contract with Cutting Edge, and the method by which you intend to "raise $1 million in the next 12 months."

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11</u>

3. Please provide further explanation as to why the 2009 stock issuance to SB Investment Trust may have violated Section 5 of the Securities Act, as well as the potential consequences to the company and its stockholders if it did.

<u>Item 9A. Controls and Procedures, page 43</u>

4. Please revise to clarify that management's conclusion regarding disclosure controls and procedures is as of the end of the period covered by the report, and to indicate why management determined that disclosure controls and procedures were not effective. In addition, we note your indication that disclosure controls and procedures are not effective at the reasonable assurance level; please revise to indicate, if true, that disclosure controls and procedures also are designed at the reasonable assurance level, or delete all references to the level of assurance. This comment also applies to your Forms 10-Q for the fiscal period ended March 31, 2011 and June 30, 2011.

5. We note you had material weaknesses in your internal control over financial reporting. Please amend your Form 10-K to state your internal control over financial reporting was not effective at December 31, 2010.

<u>Item 10. Directors, Executive Officers and Corporate Governance, page 45</u>

6. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as such. Refer to Item 401(e)(1) of Regulation S-K.

7. Please revise to clarify the business in which each of SENN-Delaney Leadership and Parsons Partners is engaged. Please also revise the biography of Mr. Shultz to clarify his business experience for the past five years, or clarify your current disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

8. We note that you have provided the disclosure required by Item 405 of Regulation S-K for 2008. Please provide such disclosure for the most recently completed fiscal year.

Item 11. Executive Compensation, page 46

9. If true, please disclose in a footnote to the Summary Compensation Table that, for the awards of stock shown in the table, the aggregate grant date fair value was computed in accordance with FASB Accounting Standards Codification Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K.

10. Please disclose the information required by Item 402(r) of Regulation S-K in the prescribed tabular format. Include as a footnote to such table an indication, if true, that the aggregate grant date fair value of any stock awards shown in the table was computed in accordance with FASB Accounting Standards Codification Topic 718.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 48

11. In this section please disclose all of the information required by Item 404(d) of Regulation S-K, including for example the related party loans made in 2010 that are identified in Note 7 of the financial statements, or tell us why you are not required to do so. Please indicate whether any of the related party transactions are in writing and, if so, file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Item 14. Principal Accounting Fees and Services, page 48

12. We note that you have included a column for fees paid in 2009 and a column for fees paid in 2009 and 2010. This disclosure is unclear and appears to be incorrect. Please revise to provide the required disclosure for fees paid in each of 2009 and 2010. Refer to Item 14 of Form 10-K. Please also provide the disclosure required by Item 14(5) of Form 10-K.

Item 15. Exhibits, page 48

13. Please identify in the exhibit index all of the exhibits required to be filed with your Form 10-K pursuant to Item 601(b) of Regulation S-K.

Signatures, page 49

14. If Mr. Trina also served as your principal accounting officer at the time the Form 10-K for the fiscal year ended December 31, 2010 was signed, please supplementally confirm that he signed such Form 10-K in his individual capacity as such. If Mr. Trina did not also serve as your principal accounting officer at such time, please amend your filing to include the signature of the person who serves in such capacity. In future

filings please revise the second signature block to include the signature of your principal accounting officer.

Form 10-Q/A for Fiscal Period Ended June 30, 2011

15. We note that you did not file interactive XBRL data beginning with your Form 10-Q for the fiscal period ended June 30, 2011. Please confirm your understanding that you were required to do so. Refer to Rule 405 of Regulation S-T and Release No. 33-9002. Please also confirm your understanding that, until you file such interactive XBRL data beginning with your Form 10-Q for the fiscal period ended June 30, 2011, you will not be deemed current with your Exchange Act reports and will not be deemed to have available adequate current public information for purposes of the resale exemption safe harbor provided by Rule 144. Please also advise us as to your anticipated timing for amending this Form 10-Q to include such data.

16. We note that the Form 10-Q/A for the fiscal period ended June 30, 2011 and the related certification filed as Exhibit 31 do not include the correct date on which the amendment was signed. Please amend your filing to include currently dated signatures and a currently dated and signed certification.

Evaluation of Disclosure Controls and Procedures, page 22

17. We note your disclosure controls and procedures have not been effective as of December 31, 2010, March 31, 2011, and June 30, 2011. Please explain to us and disclose in your next Form 10-Q for the period ended September 30, 2011 what steps you are taking to remediate your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna Peyser, Attorney-Advisor, at (202) 551- 3222 if you have questions regarding any other comments. You may contact me at (202) 551- 3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief